Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

CHANGES IN COMPOSITION OF THE BOARD COMMITTEE;

AND

RE-COMPLIANCE WITH THE LISTING RULES

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that, with effect from 30 June 2026, Ms. Li Yu (“Ms. Li”) has been appointed as an Independent Non-Executive Director of the Company (the “INED”) and a member of each of the audit committee (the “Audit Committee”), nomination committee (the “Nomination Committee”) and remuneration committee (the “Remuneration Committee”) of the Board.

The biographical details of Ms. Li are set out below:

Ms. Li Yu

Ms. Li, aged 54, obtained her bachelor’s degree in 1993 from Beihua University and her Master of Business Administration from Shanghai Maritime University in 2006. Ms. Li’s career began at PetroChina Jilin Chemical Industrial Company Limited (stock code: 0368, shares of which were listed on the Stock Exchange and delisted on 20 January 2006), where she worked in the secretariat of the board of directors from September 1992 to September 1999, followed by a role as an auditor at Ernst & Young Hua Ming LLP (Shanghai) from September 1999 to August 2001. Ms. Li then served as senior consultant at Shanghai Hanyue Management Consulting Co., Ltd. from August 2001 to April 2003, after which she took on the role of senior financial consultant at Shanghai Zhongqi Dongfang Asset Management Co., Ltd. from May 2003 to April 2004. From May 2004 to June 2006, she was general manager at Shanghai Zhongtuo Consulting Management Co., Ltd., followed by a position of financial controller at Apexone Microelectronics (Shanghai) Company Limited from June 2006 to February 2011; she then served as the financial controller at Earthasia (Shanghai) Co., Ltd. from September 2012 to August 2023. Since September 2023, Ms. Li has been serving as deputy secretary-general at Shanghai Qinlian Public Welfare Development Center. Ms. Li is a member of the Chinese Institute of Certified Public Accountants and a member of the China Appraisal Society.

As at the date of this announcement, save as disclosed above, Ms. Li has confirmed that she (i) does not hold any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years immediately preceding the date of this announcement; (ii) does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong; (iii) does not have any relationship with any Directors, senior management or substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company; (iv) does not hold any other position with the Company or any member of the Group; and (v) does not have other major appointments or professional qualifications save as disclosed herein.

Ms. Li has obtained the legal advice pursuant to Rule 3.09D of the Listing Rules on 28 June 2026.

The Company has entered into a letter of appointment with Ms. Li for an initial term of one (1) year commencing on 30 June 2026 subject to the retirement by rotation and re-election requirements in accordance with the amended and restated articles of association of the Company. The service agreement may be terminated by either party by serving one month’s prior written notice to the other party, or by making payment to the other party in lieu of one month’s notice. Ms. Li is entitled to an annual remuneration of HK$50,000, which was determined by the Board with reference to the recommendations of the Remuneration Committee based on her relevant qualifications, experience, responsibilities and duties in the Company and the prevailing market benchmarks.

Ms. Li has confirmed that (i) she meets the independence criteria as set out in Rule 3.13 of the Listing Rules to act as an Independent Non-Executive Director; (ii) does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as such term is defined in the Listing Rules) of the Company; and (iii) there are no other factors that may affect her independence at the time of her appointment.

Save as disclosed herein, to the best knowledge, information and belief of the Board, there are no other matters relating to the appointment of Ms. Li that need to be brought to the attention of the shareholders of the Company and there is no other information concerning Ms. Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

CHANGES IN COMPOSITION OF THE BOARD COMMITTEE

The Board further announces that, following the appointment of Ms. Li as the INED, the composition of the committees of the Board has been changed as follows with effect from 30 June 2026:

(i)	Ms. Li, the INED, has been appointed as the member of each of the Audit Committee, Nomination Committee and the Remuneration Committee; and

(ii)	Mr. Ren Chunyu, an INED, ceased to be a member of each of the Nomination Committee and Remuneration Committee;

Accordingly, with effect from 30 June 2026, composition of the committees of the Board will be as follows:

(i)	The Audit Committee comprises Mr. Liu Kwong Sang (as chairman), Mr. Ren Chunyu and Ms. Li.
(ii)	The Nomination Committee comprises Mr. Liu Kwong Sang (as chairman) and Ms. Li.
(iii)	The Remuneration Committee comprises Mr. Liu Kwong Sang (as chairman) and Ms. Li.

RE-COMPLIANCE WITH THE LISTING RULES

Reference is made to the announcement of the Company dated 16 April 2026 in relation to, among others, the Company’s non-compliance with Rules 3.10(1), 3.10A, 3.21 and 13.92(2) of the Listing Rules following the passing away of Ms. Tam Ip Fong Sin and resignation of Mr. Wang Yuncai as INEDs.

Following the appointment of Ms. Li as INED and a member of the Audit Committee of the Board, the Company has fulfilled the following requirements of the Listing Rules:

(i)	The requirement under Rule 3.10(1) of the Listing Rules which stipulates that the board must include at least three INEDs;
(ii)	The requirement under Rule 3.10A of the Listing Rules which stipulates that the number of INEDs must represent at least one-third of the Board;
(iii)	The requirement under Rule 3.21 of the Listing Rules which stipulates that the Audit Committee must comprise a minimum of three members;
(iv)	The requirement under Rule 13.92(2) of the Listing Rules which stipulates that the board of the issuer must have directors of different genders.

The Board would like to express its warmest welcome to Ms. Li for joining the Board.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 29 June 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin and Mr. Zhao Aiyong; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Liu Kwong Sang, Mr. Ren Chunyu and Ms. Li Yu.

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